                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                           UNIFAB International, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   90467L 10 0
             -------------------------------------------------------
                                 (CUSIP Number)


                                 March 11, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
SEC 1745 (6-00)




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CUSIP No. 90467L 10 0

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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  William A. Hines

--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)

                  (b)  X
--------------------------------------------------------------------------------


         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Citizenship or Place of Organization         United States

--------------------------------------------------------------------------------

Number of         5. Sole Voting Power        10,968

                  --------------------------------------------------------------

Shares Bene-
ficially          6. Shared Voting Power      0

                  --------------------------------------------------------------

Owned by Each
Reporting         7. Sole Dispositive Power   10,968

                  --------------------------------------------------------------

Person With:      8. Shared Dispositive Power 0

--------------------------------------------------------------------------------

         9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  10,968

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         10.      Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares (See Instructions)

--------------------------------------------------------------------------------

         11.      Percent of Class Represented by Amount in Row (9) less than 1%

--------------------------------------------------------------------------------

         12.      Type of Reporting Person (See Instructions) IN

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                                   Page 2 of 6
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                          INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13 d - 1 (k)(1) in which case it may not be necessary to check row 2(b)].

(3)      The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.
- Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d - 4 (17 CFR 240.13d - 4) under the Securities Exchange Act of 1934.

(12) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                                       Category                                               Symbol
                         Broker Dealer                                                          BD
                         Bank                                                                   BK
                         Insurance Company                                                      IC
                         Investment Company                                                     IV
                         Investment Adviser                                                     IA
                         Employee Benefit Plan, Pension Fund,
                                   or Endowment Fund                                            EP
                         Parent Holding Company/Control Person                                  HC
                         Savings Association                                                    SA
                         Church Plan                                                            CP
                         Corporation                                                            CO
                         Partnership                                                            PN
                         Individual                                                             IN
                         Other                                                                  OO

Notes:

         Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

         Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14 D - 1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

         Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12 b - 12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

         Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.


                                Page 3 of 6 pages
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         Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

         Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

         Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

         A. Statements filed pursuant to Rule 13 d - 1 (b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13 d - 1
                  (b)(2) and 13 d - 2(c). Statements filed pursuant to Rule 13 d
                  - 1(c) shall be filed within the time specified in Rules 13 d
                  - 1(c), 13 d - 2 (b) and 13 d - 2 (d). Statements filed pursuant to Rule 13 d - 1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13 d - 1 (d) and 13 d - 2 (b).

         B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

         C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.

(a)      Name of Issuer UNIFAB International, Inc.

(b)      Address of Issuer's Principal Executive Offices 5007 Port Road New
                                                         Iberia, Louisiana 70562

ITEM 2.

(a)      Name of Person Filing William A. Hines

(b)      Address of Principal Business Office or,
         if none, Residence                       3636 North Causeway Boulevard,
                                                  Suite 300
                                                  Metairie, Louisiana 70002

(c)      Citizenship United States

(d)      Title of Class of Securities Common Stock, $.01 par value

(e)      CUSIP Number 90467L 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d - 1(b) OR 240.13 d - 2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80 a - 8).

         (e) [ ] An investment adviser in accordance with section 240.13 d - 1
(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13 d - 1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with section 240.13d - 1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a - 3);


                                Page 4 of 6 pages
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         (j) [ ] Group, in accordance with section 240.13d - 1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

         (a) Amount beneficially owned: 10,968.
                                        ------

         (b) Percent of class: Less than 1%.
                               ------------

         (c) Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote 10,968.
                                                                    ------

                  (ii)     Shared power to vote or to direct the vote    0  .
                                                                      ------

                  (iii) Sole power to dispose or to direct the disposition of 10,968.
                           ------

                  (iv)     Shared power to dispose or to direct the disposition
                           of    0  .
                              ------

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

         From January 1, 2002 through March 11, 2002, Mr. Hines sold a total of 689,032 shares of common stock of UNIFAB International, Inc.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENTHOLDING COMPANY

         Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 5 of 6 pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         January 4, 2005
                                                 -------------------------------
                                                              Date

                                                      /s/ William A. Hines
                                                 -------------------------------
                                                            Signature

                                                        William A. Hines
                                                 -------------------------------
                                                           Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d - 7 for other parties for whom copies are to be sent. ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                                Page 6 of 6 pages